Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
Municipal III
Election of Deborah A. DeCotis
Class III to serve until 2014 		28,525,025 		1,010,376
Election of Bradford K. Gallagher
Class II to serve until 2013 		28,309,254 		  953,147
Re-election of John C. Maney+
Class III to serve until 2014		28,598,142 		  664,259


The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Paul Belica, Hans W. Kertess, James A. Jacobson*, William B. Ogden, IV and Alan Rappaport*, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee